

June 17, 2013

Via E-mail
Mr. Curtis E. Espeland
Chief Financial Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

    RE: **Eastman Chemical Company**
             Form 10-K for the Year Ended December 31, 2012
             Filed February 28, 2013
             File No. 1-12626

Dear Mr. Espeland:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results…, page 38

Non-GAAP and Pro Forma Combined Financial Measures, page 42
Summary of Consolidated Results, page 47

1. Throughout MD&A, you present non-GAAP performance financial measures, such as Gross Profit, SG&A and operating earnings which removes "mark-to-market pension and OPEB losses (gains). Please expand your disclosures to address the following:
   - State qualitatively what the adjustment represents in the context of your pension accounting policy. For example, if operating earnings reflect immediate recognition of actuarial gains and losses, disclose this fact as well as what actuarial gains and losses represent and what is included in the adjustment to arrive at your non-GAAP measure;
   - Provide quantitative context for the actual and expected plan asset returns. Specifically, disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected

return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure; and

- Expand your disclosures to comprehensively address why providing non-GAAP financial measures which adjust for MTM and OPEB losses provides useful information to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3854 if you have questions regarding this comment.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant